United States securities and exchange commission logo





                              September 15, 2021

       Timothy Murphy
       Chief Financial Officer
       Repay Holdings Corporation
       3 West Paces Ferry Road, Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed May 10, 2021
                                                            Item 2.02 Form 8-K
Dated August 9, 2021
                                                            File No. 001-38531

       Dear Mr. Murphy:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 31

   1. You appear to have incurred legacy commission related charges in all periods presented.
                                                        Please tell us how you
determined these payments for commission structure changes are not normal, recurring,
cash operating expenses. Refer to Question 100.01 of the
                                                        Division's Non-GAAP
Financial Measures Compliance and Disclosure Interpretations.
   2. Please tell us why it is not necessary to provide an adjustment for the income tax effects of the non-GAAP
adjustments for the Successor Period from July 11, 2019 through
                                                        December 31, 2019. We
refer you to Question 102.11 of the Division's Non-
 Timothy Murphy
Repay Holdings Corporation
September 15, 2021
Page 2
         GAAP Financial Measures Compliance and Disclosure Interpretations.
3. Please tell us how you determined the shares of Class A common stock outstanding on an as-converted basis for all periods presented.
Repay Holdings Corporation Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 52

4. Please explain why the conversion of Thunder Bridge Class A ordinary shares into Class
         A common stock has been reflected as a cash flow from financing activities in your consolidated statement of cash flows for the successor period from July 11, 2019 to
         December 31, 2019. It appears this transaction represents a non-cash financing activity pursuant to the guidance in ASC 250-10-50-3 and 4 which should not be reflected in your statement of cash flows but separately disclosed in your supplemental disclosures of non-
         cash investing and financing activities. Please advise or revise as appropriate.
Item 2.02 Form 8-K Dated August 9, 2021

Exhibit 99.1

5.       You present a    gross profit    measure that represents total revenue
less other costs of
         services under the    key operating and non-GAAP financial data
section. Please tell us
         whether this    gross profit    measure is your GAAP gross profit and
why you do not
         allocate depreciation and amortization to costs of services. If this measure is a non-GAAP financial measure, please:

                Revise the title used so it is distinguished from a GAAP financial measure;
                Indicate that it is a non-GAAP financial measure; and Provide the disclosure required by Item 10(e) of Regulation
S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameTimothy Murphy                              Sincerely,
Comapany NameRepay Holdings Corporation
                                                              Division of
Corporation Finance
September 15, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName